December 16, 2020

Confidential

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	David Gessert Sandra Hunter Berkheimer

Re:	CNote Group, Inc. Offering Statement on Form 1-A Filed August 26, 2020 File No. 024-11301

Dear Mr. Gessert and Ms. Berkheimer:

On behalf of CNote Group, Inc. (the “Company”), set forth below is the response of the Company to the comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated September 22, 2020, regarding the Company’s Offering Statement on Form 1-A (the “Offering Statement”) filed on August 26, 2020 (File No. 024-11301). For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offering Statement.

Offering Circular dated August 26, 2020

Cover Page

1.	Please disclose the approximate date of commencement of the proposed sale of CNote Notes to the public. Refer to Item 1(i) of Form 1-A for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Offering Statement to clarify that the offering of CNote Notes under the offering circular will commence two calendar days following the qualification of the Offering Statement.

Offering Circular Summary

Our Solution, page 2

2.	We note your disclosure that on the closing date, funds will be drawn from the investor's bank account and the investor will be issued CNotes. We further note your disclosure that CNotes are issued to the investor on the accrual date, which you define as six business days from the investor's closing date. Please revise for clarity and consistency to disclose when CNotes will be issued to investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 18 and 25 of the Offering Statement to clarify that on the closing date, the funds from investors will be drawn from the investor’s bank account and then the CNote Notes will be issued to the investor on the accrual date, which will be six business days from the investor’s closing date.

U.S. Securities and Exchange Commission

December 16, 2020

3.	We note your disclosure that CNote conducts three levels of diligence on every potential CDFI borrower, including that you will engage a third-party social finance committee. Please revise your disclosure to provide greater details regarding the third-party committee that you plan to engage, including whether you have identified any members of this committee and whether you will compensate members of this committee.

Response: In response to the Staff’s comment, the Company has added disclosure to pages 3 and 19 of the Offering Statement to provide additional details regarding the third-party committees.

Strategy, page 5

4.	You state on page 5 that CDFI borrowers should be in a good status according to the underwriting risk matrix before receiving any additional loans from you. Please expand your disclosure to describe the elements of your underwriting matrix and how you apply it.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 5 and 22 of the Offering Statement to expand the disclosure to describe the elements of its underwriting matrix and how it is applied.

The Offering

CNote Notes, page 7

5.	We note your disclosure that CNote Notes pay interest at a rate of 2.75% per year but that you may change the interest from time to time. We further note that you state here and elsewhere that any subsequent change in the interest rate will be applied to all CNote Notes outstanding at the time of the modification (see e.g., About the Company—Who We Are, page 16) but that you state in other places that any change in interest rates will only apply to CNote Notes issued on or after such change and do not apply to CNote Notes issued prior to such change (see e.g., Cover Page and The CNote Platform, page 22). Please address the following:
●	Clarify whether changes to the interest rate will apply to all CNote Notes outstanding or only to those issued after such change.
●	Disclose how and when you will communicate interest rate changes on CNote Notes.
●	Tell us whether changes to the interest rates must be within a certain range or if there is no limit to the amount you may increase or decrease rates. Note that unlimited discretion to change rates indicates that you will be offering new securities. As such, these new securities may not be offered under the current Form 1-A. Please advise or otherwise clarify your disclosure to explicitly state that the interest rate on the notes will only be set within a specified range, or if you will retain discretion to go outside of such range, then the offering and the sale of those notes would occur under a new filing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 23 and 27 of the Offering Statement to clarify that any change in interest rates will only apply to CNote Notes issued on or after such change and do not apply to CNote Notes issued prior to such change and that the rates will range between 1.5% and 3.0%. The Company has also added disclosure to disclose how and when it will communicate interest rate changes on the CNote Notes on pages 7, 23 and 27 of the Offering Statement.

U.S. Securities and Exchange Commission

December 16, 2020

Our Business

Portfolio Information, page 22

6.	Please expand your disclosure to provide greater details regarding the 13 CDFIs that you have made loans to and the terms of these loans. For example purposes only, please revise to disclose the size of the individual loans, the interest rate(s), the amounts outstanding and the repayment dates.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 23 of the Offering Statement to add the number of loans receivable, the range of balances, range of maturity dates and range of interest rates on those loans.

The CNote Platform

Auto-Invest Program, page 24

7.	Please expand your disclosure to describe the mechanics of the auto-invest program in greater detail. Your disclosure should address, but not be limited to, describing:
●	how investors elect to participate in the program;
●	what funds an investor can use to purchase CNote Notes automatically, e.g., will funds be drawn from an investor's bank account, credit card account, interest earned on existing CNote Notes held by the investor, or some other source; and
●	how you will ensure cumulative investments by non-accredited investors will not exceed the limitations under Rule 251(d)(2)(C) of Regulation A.

Please also revise your Plan of Distribution section to discuss the auto-invest program.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on its auto-invest program on pages 25 and 29 of the Offering Statement to describe the mechanics referenced in the Staff’s comment.

Notes Being Offered, page 25

8.	We note that Paragraph 8, Dispute Resolution, of Exhibit A to your Subscription Agreement contains binding arbitration and class action waiver provisions. We further note your risk factor on page 14 related to disputes arising under the CNote Notes being subject to binding arbitration. Please describe your binding arbitration and waiver of class action provisions here and disclose whether such provisions apply to claims under the federal securities laws. Further, please expand your risk factor disclosure to encompass the class action waiver and address any questions as to enforceability of such provisions under federal and state law. Additionally, please revise the Subscription Agreement to clarify whether these provisions apply to federal securities law claims and, if they do, state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder by agreeing to these provisions.

Response: In response to the Staff’s comment, the Company has added disclosure on page 28 and 15 of the Offering Statement to describe the binding arbitration and waiver of class action provisions and to clarify that these provisions do not apply to claims brought under the Exchange Act and Securities Act. Further, the Company has expanded its risk factor disclosure on pages 14 and 15 of the Offering Statement to encompass the class action waiver and address any questions of enforceability of such provisions under federal and state law. In addition, the Company has revised Section 8 of the Form of CNote Note found in Exhibit A to the Subscription Agreement to clarify that these provisions do not preclude investors from pursuing claims under the U.S. federal securities laws in federal courts.

U.S. Securities and Exchange Commission

December 16, 2020

9.	We note that the forum selection provision in Paragraph 9, Governing Law; Venue, of Exhibit A to your Subscription Agreement, identifies the state courts of San Francisco County, California as the exclusive forum for any judicial proceeding. Please describe this provision here and disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, include related risk factor disclosure describing the risks such provision presents to investors. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, the Company has added disclosure on page 28 of the Offering Statement to describe the exclusive forum provision and to clarify that this provision does not apply to claims brought under the Exchange Act and Securities Act. Further, the Company has added risk factor disclosure on page 14 of the Offering Statement to describe the risks related to the exclusive forum provision. In addition, the Company has revised Section 9 of the Form of CNote Note found in Exhibit A to the Subscription Agreement to clarify that this provision does not apply to claims brought under the Exchange Act and Securities Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

10.	We note your disclosures regarding a risk factor associated with your lending (refer to the last risk factor at the bottom of page 11) and your related accounting policy in Note 2. Please respond to the following items, here or where appropriate:
●	Revise your disclosers to present or discuss past due balances within your loans receivable portfolio.
●	Revise your disclosure to include your policy for how loans are designated to nonaccrual status and, if applicable, how they are subsequently taken off of non-accrual status.
●	Revise your disclosure to discuss whether or not you have modified any loans receivable. If you have, include a description of how you determined the modifications were necessary and the details of such modifications. Also when considering this item, refer to ASC 310-10 and ASC 470-60.
●	Revise your disclosure to discuss the credit quality indicators (such as delinquencies, charge-offs, non-accrual status, etc.) that support your conclusion that the allowance for loan losses is appropriate for the periods presented in your financial statements.

U.S. Securities and Exchange Commission

December 16, 2020

Response: In response to the Staff’s comment, the Company has added disclosures on page 32 of Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Offering Statement to disclose the Company’s policies for establishing loan loss reserves and designating loans as nonaccrual status, and to disclose the Company’s experience since inception regarding past due loans, nonaccrual loans, and loan modifications (none of which have been experienced). In addition, the Company has amended Note 2 to its financial statements to provide additional disclosure of the Company’s policies regarding placement of loans on nonaccrual status and the Company’s consideration of historical credit quality indicators in determining the appropriate level of loan loss reserves. The Company has added descriptive and tabular information to Note 3 disclosing past due balances and loan modifications (both $0) within the Company’s loan portfolio.

Part II

Consolidated Financial Statements for the years ended December 31, 2019 and 2018, page F-1

11.	We note your operations appear to be wholly comprised of lending activities. Please revise the presentation of your financial statements to follow the form required by Article 9 of Regulation S-X, or tell us why your current presentation is better suited for investor's understanding of your financial results.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not believe providing restated historical financial statements to bring them into compliance with Article 9 in the Offering Statement would meaningfully increase a prospective investor’s understanding of the Company’s operations. The Company reached this conclusion following telephone conferences with Lory Empie and Hugh West of the Staff on October 13, 2020 and October 19, 2020 and the Company’s evaluation of the applicability of the provisions of Article 9 to the Company’s operating results. Accordingly, the Company has determined that the optimal way to provide timely and impactful disclosure in the Offering Statement in response to the Staff’s comment is to provide information regarding the Company’s revenues, cost of revenues, interest income and expense and other information that would be included in financial statements prepared in accordance with Article 9 for the six months ended June 30, 2020 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 30 of the Offering Statement. The Company believes that furnishing this disclosure in a narrative format under MD&A provides prospective investors the relevant financial disclosure in a more readable and accessible format than they would receive if the historical financial statements were restated.

Consolidated Balance Sheets for the years ended December 31, 2019 and 2018, page F-4

12.	Please revise to separately present the allowance for loan losses on the face of the balance sheet either individually or parenthetically.

Response: In response to the Staff’s comment, the Company has added a parenthetical disclosure of this information to its most recent Balance Sheet on page F-2.

Note 2 - Summary of Significant Accounting Policies

Loan Loss Reserve, page F-12

13.	We note your accounting policy for the loan loss reserves and that reversals of the loan loss reserve will be recognized as other income and loans written off are charged to bad debt expense when they become completely unrecoverable. Your current disclosure is ambiguous and implies you are using the direct write-off method. Please revise your disclosure to clarify how your accounting treatment is consistent with the allowance methodology (i.e., ASC 310 and ASC 450). Revise your terminology used (i.e., bad debt expense) to more appropriately reflect the authoritative guidance used (i.e., provision for loan losses). Further, tell us how you determined that it is appropriate, citing the appropriate authoritative guidance, to recognize reversals of the loan loss reserve as other income, rather than just commensurately reducing the provision for loan losses.

U.S. Securities and Exchange Commission

December 16, 2020

Response: In response to the Staff’s comment, the Company has corrected the wording of its disclosures in Note 2 to the financial statements, to remove the ambiguity. The direct write-off method is not, and has not at any time been, the Company’s policy.

Note 3 - Loans Receivable and Interest Receivable, page F-13

14.	Please revise to include credit loss disclosures pursuant to the requirements of ASC 310-10-50. Emphasis is added to the following items:
●	Allowance for Credit Losses;
●	Rollforward of the Allowance for Credit Losses;
●	Past Due Status; and
●	Nonaccrual Status

Response: In response to the Staff’s comment, the Company has added descriptive and tabular disclosures to Note 3 to the financial statements, to provide this information.

If you have any questions regarding any of the responses in this letter, please contact me by phone at (312) 558-3722 or via e-mail at croupas@winston.com.

Respectfully submitted,

/s/ Christina T. Roupas

Christina T. Roupas
Partner
Winston & Strawn LLP